SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 11, 2002

MERANT plc
(Translation of Registrant's Name Into English)

The Lawn, Old Bath Road, Newbury, England RG14 1QN
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


Form 20-F   X                            Form 40-F _____
-------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   X                              No  _____
-------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


LONDON STOCK EXCHANGE ANNOUNCEMENT


Schedule 10 - Notification of Major Interests in Shares
1 Name of company:
MERANT plc
2 Name of shareholder having a major interest:
Schroder Investment Management Limited
3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Same as above
4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:
8,565,241
1,100,000
1,070,495
2,282,225
1,000,000
471,831
2,000,000
Chase Nominees Ltd for Schroder Unit Trusts Ltd.
Chase Nominees Limited
Mineworkers Pension Scheme A/C R
British Coal Superannuation Scheme A/C P
Nortrust Nominees Limited
Chase Manhattan Bank
Chase Nominees for Schroder Investment Management North America Inc.
5 Number of shares/amount of stock acquired:
  265,727
6 Percentage of issued class:
  0.245%
7 Number of shares/amount of stock disposed:

8 Percentage of issued class:

9 Class of security:
Ordinary 2p
10 Date of transaction:
  5th July 2002
11 Date company informed:
  5th July 2002
12 Total holding following this notification:
16,489,792
13 Total percentage holding of issued class following this notification:
15.181%
14 Contact name for queries:
Tejaswini Salvi
15 Contact telephone number:
01727 813230
16 Name of company official responsible for making notification:
Tejaswini Salvi
17 Date of notification:
10th July, 2002






END

SIGNATURES


   Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  July 11, 2002              By: /s/ Stephen Going

				--------------------------------------
                         		Stephen Going
		 		Vice President & General Counsel